

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

<u>Via U.S. Mail</u>
G. Dale Murray II
Chief Executive Officer
Dane Exploration Inc.
500 McLeod Trail East - #5178
Bellingham, WA 98226

   Re: Dane Exploration Inc.
      Form 8-K
      Filed February 14, 2014
      File No. 000-54854

Dear Mr. Murray:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed February 14, 2014</u>

<u>Item 4.01</u>

1. If Sadler, Gibb and Associates, LLC was not the auditor of both Dane Exploration and Portus Holdings prior to their reverse recapitalization transaction, a change in accountants has occurred. If so, please amend your Form 8-K to provide the disclosures required by Item 304 of Regulation S-K under Item 4.01.

Exhibit 99.1

Financial Statements of Business Acquired

2. Under Item 9.01(a) of your Form 8-K, you indicate the audit report on Portus Holdings' annual financial statements is included in Exhibit 99.1. However, we do not see where it has been included. Please advise or amend your Form 8-K to provide the audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at 202 551-3774 or Rufus Decker, Branch Chief, at 202 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining